Exhibit 99.1

Invitation to the Annual General Meeting 2023 To the Shareholders of AC Immune SA

Da te Friday, 23 June 2023 | 2:30pm CET | 8:30am EDT 2

Contents 4 Letter to Shareholders 7 Overview 9 Agenda and proposals 15 Organizational notes 19 Say on Pay Shareholder information on compensation proposal 3

Dear Shareholders, We are pleased to announce AC Immune’s 7th Annual General Meeting (AGM) as a public company. We are glad to have the past few years of pandemic experience now behind us and to be able to invite you to attend our AGM this year in person. For those who cannot attend in person, we kindly invite you to vote through the elected Independent Proxy. We are delighted to present to you our 2022 IFRS Consolidated Financial Statements and Statutory Financial Statements to be approved by Shareholders. This year our newly designed Annual Report also contains our inaugural Environmental, Social and Governance Report. Together, these reports reflect our mission to become the global leader in Precision Medicine, reflecting our core objectives to advance the treatment options to prevent neurodegeneration. You can find a full description of our activities and financials at ir.acimmune.com . Vaccines as the new focus for treatment… The recent success of monoclonal antibody - based therapies in Alzheimer’s Disease (AD) demonstrates the potential of immunotherapies. We believe the best modality providing the right features for a preventive approach is vaccination. As we have witnessed in these last few years, vaccines have incredible potential to alleviate and prevent tremendous suffering. We are striving to make their unique potential applicable to AD, Parkinson’s disease (PD) and other neurodegenerative diseases. We believe that AC Immune’s programs can have profound medical, social and economic impacts. In November, we announced that ACI - 35.030 , our first - in - class vaccine candidate targeting pathological Tau proteins (phospho - Tau) in AD, had been selected by our partner, Janssen Pharmaceuticals Inc., for further development based on excellent Phase 1b/2a data. This marked a significant step forward in the collaboration and we anticipate the initiation of the next step of development later this year followed by a milestone payment. We also continued to advance our anti - alpha - synuclein (a - syn) vaccine, ACI - 7104.056 , targeting PD. Following the successful integration of this acquired asset, we received regulatory clearance to initiate an adaptive, biomarker - based Phase 2 study in patients with early PD. We expect to report early safety and immunogenicity data as part of an interim analysis in the second half of this year. Dr . Doug Williams Chair of the Board of Directors Prof. Andrea Pfeifer CEO of AC Immune SA 4 Co ntents > Letter to Shareholders Ov e rv ie w Agenda and proposals Organizational notes Say on Pay

Dr. Doug Williams Chair of the Board of Directors Prof. Andrea Pfeifer CEO of AC Immune SA 5 …and entry into prevention of neurodegeneration We are making progress in shifting the treatment paradigm to earlier intervention and ultimately, prevention. In our innovative ABATE Phase 1b/2 clinical trial of our anti - Abeta vaccine, ACI - 24.060 , in patients with prodromal AD and individuals with Down syndrome, we have moved past the first AD patient cohort and have expanded the trial as planned into individuals with Down syndrome. We plan to submit a U.S. Investigational New Drug application in the first half of 2023 to subsequently open U.S. clinical trial sites in addition to those in Europe. Strengthening the Company during turbulent times In response to a challenging macro environment in the biotechnology industry, we executed targeted, cost - saving initiatives that allowed us to extend our cash runway into Q3 2024. This was achieved while ensuring that a number of our core, value - enhancing preclinical programs would continue to advance. We strive to always deliver the best and leading science in our field and are delighted to be recognized again by further grants received from the Michael J. Fox Foundation and Target ALS Foundation. Looking to the future Entering 2023, we are extremely proud of the progress across our pipeline and are more excited than ever for the outlook, specifically the further development milestones we are targeting in both the clinical and earlier stage research programs. Finally, we want to express our gratitude to all our stakeholders throughout this past year. We faced many challenges, but persevered due to the resiliency of our employees, support of our shareholders and continued focus on improving patients’ lives. We are committed in 2023 to building on the progress of 2022 to make this year the best in AC Immune’s history! Our Board of Directors continues to bring a wealth of experience and knowledge well suited to our Company while also complying with nationality, residency and gender & diversity requirements under Swiss laws and foreign rules. We would like to thank Tom Graney and Alan Colowick who are not standing for re - election for their contributions to AC Immune as Members of the Board of Directors and wish them well in their future endeavors. We look forward to meeting with you in person at our AGM this year and thank you again for your ongoing support. If you cannot attend, we encourage you to exercise your voting rights through the Independent Proxy. Yours sincerely, Co ntents > Letter to Shareholders Ov e rv ie w Agenda and proposals Organizational notes Say on Pay

O verview

Overview 1. 2022 IFRS Consolidated Financial Statements, 2022 Statutory Financial Statements and 2022 Compensation Report 1. Approval of 2022 IFRS Consolidated Financial Statements and 2022 Statutory Financial Statements 2. Advisory vote on the 2022 Compensation Report 2. Appropriation of Loss 3. Discharge of the Board of Directors and of the Executive Committee 4. Compensation for the Members of the Board of Directors and the Executive Committee 1. Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from 1 July 2023 to 30 June 2024 2. Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the Calendar Year 2024 5. Election and re - elections 1. Re - election of Members of the Board of Directors 2. Election and re - elections of Members of the Compensation, Nomination & Corporate Governance Committee 3. Re - election of the Statutory Auditors 4. Re - election of the Independent Proxy 6. Changes in the Articles of Association Conditional Capital for financing and other purposes Contents Letter to Shareholders > Overview Agenda and proposals Organizational notes Say on Pay 7

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Agenda & proposals

1 0 1. 2022 IFRS Consolidated Financial Statements, 2022 Statutory Financial Statements and 2022 Compensation Report 1.1 Approval of 2022 IFRS Consolidated Financial Statements and 2022 Statutory Financial Statements The Board of Directors proposes to approve the 2022 IFRS Consolidated Financial Statements and the 2022 Statutory Financial Statements and to take note of the Reports of the Auditors. 1.2 Advisory vote on the 2022 Compensation Report The Board of Directors proposes that the 2022 Compensation Report be endorsed (non - binding advisory vote). Explanation by the Board of Directors In their reports to the General Meeting, PricewaterhouseCoopers SA, the independent auditors, confirmed the 2022 IFRS Consolidated Financial Statements and 2022 Statutory Financial Statements without reservations. Accordingly, the Board of Directors proposes the approval of the 2022 IFRS Consolidated Financial Statements and 2022 Statutory Financial Statements. The 2022 Consolidated IFRS Financial Statements and the 2022 Statutory Financial Statements are included in the 2022 Annual Report available to the shareholders online at: https://ir.acimmune.com/events/agm 2. Appropriation of Loss The Board of Directors proposes the following appropriation: Agenda and proposals Co ntents Letter to Shareholders Ov e rv ie w > Agenda and proposals Organizational notes Say on Pay Explanation by the Board of Directors The net loss for the year 2022 is carried forward. Explanation by the Board of Directors The 2022 Compensation Report as filed with the US SEC as Exhibit 99.2 to the Company’s Form 6 - K on 16 March 2023 can be downloaded from the Company’s website: https://ir.acimmune.com/sec - filings It explains the governance framework and the principles underlying the compensation structure at AC Immune. In addition, the 2022 Compensation Report sets out the remuneration of the Board of Directors and the Executive Committee for 2022 as required under the Swiss Ordinance against Excessive Remuneration of Listed Companies as in force in 2022. The Compensation Report for the year 2023 (to be presented at the AGM of 2024) will be structured to reflect the relevant provisions of the new Swiss Company law. In CHF K Accumulated profit (loss) at Jan 1, 2022 (195 , 17 9) Net profit (loss) for the year 2022 (66 , 936 ) Accumulated losses brought forward (262 , 11 5) Under IFRS accounting standards, the consolidated net loss for the business year 2022 amounted to CHF 70,753K 3. Discharge of the Board of Directors and of the Executive Committee The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be discharged from their liabilities for their activities in the financial year 2022. Explanation by the Board of Directors The Board of Directors proposes to proceed in one single vote for the discharge of all members of the Board of Directors and of the Executive Committee .

1 1 4. Compensation for the Members of the Board of Directors and the Executive Committee 4.1 Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from 1 July 2023 to 30 June 2024 The Board of Directors proposes the approval of the total maximum amount of compensation for the Board of Directors of CHF 862K (cash - based and equity or equity linked instruments at grant value, excluding employer social security contributions) covering the period from 1 July 2023 to 30 June 2024. 4.2 Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the calendar year 2024 The Board of Directors proposes the approval of the total maximum compensation for the Executive Committee with maximum value of CHF 7,581K (cash - based compensation, variable compensation including equity and equity linked instruments at grant value, excluding employer social security and pension contributions) from 1 January 2024 to 31 December 2024. Explanation by the Board of Directors The Board of Directors (Board) submits to the AGM for approval the total maximum aggregate amount of compensation for the Board for their upcoming term of office and for the Executive Committee (EC) for the calendar year 2024 as per agenda items 4.1 and 4.2. The number of proposed Directors for the period will be reduced from nine to seven. The Board, upon recommendation of the Compensation, Nomination and Corporate Governance Committee, will decide upon the allocation of compensation. More detailed information on the proposals can be found in the annex entitled “Say on Pay: Shareholder information on compensation proposal” Co ntents Letter to Shareholders Ov e rv ie w > Agenda and proposals Organizational notes Say on Pay 5. Election and re - elections 5.1 Re - election of Members of the Board of Directors The Board of Directors proposes that each of the following persons be re - elected as directors for a term of office until the end of the Annual General Meeting 2024: ▪ Douglas Williams as Member of the Board of Directors and Chair Explanation by the Board of Directors Only re - elections of current Directors are being proposed. Two directors, Tom Graney and Alan Colowick, have decided not to stand for re - election at the AGM 2023 and the proposed composition of the Board of Directors will be reduced to seven directors, of which three are women (43%). Of the seven members of the Board of Directors, six are considered independent within the meaning of the Swiss Code of Best Practice for Corporate Governance of Economiesuisse. The votes will be conducted on an individual basis. For further information on the proposed candidates, please refer to the relevant section of the Company’s website: www.acimmune.com/en/board - of - directors/ And as Members of the Board of Directors: ▪ Monika Bütler ▪ Carl June ▪ Werner Lanthaler ▪ Andrea Pfeifer ▪ Monica Shaw ▪ Roy Twyman

5.2 Election and re-elections of Members of the Compensation, Nomination and Corporate Governance Committee

The Board of Directors proposes that:

- Monika Bütler (election)
- Roy Twyman (re-election)
- Douglas Williams (re-election)

be elected or re-elected as Members of the Compensation, Nomination and Corporate Governance Committee for a term of office until the end of the Annual General Meeting 2024.

Explanation by the Board of Directors

In replacement of Tom Graney, the Board proposes the appointment of Monika Bütler, who has been a member of the Board since October 2021, as new member of the Compensation, Nomination and Corporate Governance Committee. The Board intends to appoint Monika Bütler as Chair of the Compensation, Nomination & Corporate Governance Committee.

5.3 Re-election of the Statutory Auditors

The Board of Directors proposes that PricewaterhouseCoopers SA, in Pully, Switzerland, be re-elected as Statutory Auditors for a term of office of one year.

Explanation by the Board of Directors

PricewaterhouseCoopers SA has been the external auditor of the Company since 2018. They have reconfirmed to the Board that they have the independence required to perform this function.

5.4 Re-election of the Independent Proxy

The Board of Directors proposes that Reymond & Associés, Lausanne, which will be represented by any of their attorneys for this purpose, be re-elected as Independent Proxy for a term of office until the end of the Annual General Meeting 2024.

Explanation by the Board of Directors

Reymond & Associés, Lausanne have functioned as Independent Proxy since the 2020 AGM. The Independent Proxy may receive instructions from shareholders who do not wish to attend the AGM. See Organizational Notes on page 16 of this Invitation.

Contents
Letter to Shareholders
Overview
> Agenda and proposals
Organizational notes
Say on Pay

12

6. Changes in the Articles of Association The Board of Directors is proposing to the Shareholders to accept certain changes to current Article 3b, paragraph 1 and 2, of the Company’s Articles of Association on the Conditional Capital for bonds and similar debt instruments. This would enable the use of this Conditional Capital for the issuance of standalone warrants and similar instruments. Accordingly, the Board of Directors proposes to amend article 3b (Conditional Share Capital Increase for Bonds and Similar Debt Instruments), paragraphs 1 and 2, of the Company's Articles of Association, as follows : * Article 3b: Conditional capital for financing and other purposes Bonds and Similar Debt Instruments Co ntents Letter to Shareholders Ov e rv ie w > Agenda and proposals Organizational notes Say on Pay Explanation by the Board of Directors No increase of the conditional capital is proposed by the Board, as the current number of 5 million shares had been approved at the 2022 AGM and has not been used. Consistent with the practice of peer companies in Switzerland, the Board proposes the amendment of this Article 3b of the Articles of Association to broaden the availability of the Conditional Capital for the issuance of warrants and similar instruments on a standalone basis. This proposed amendment is subject to a qualified majority of two thirds of the votes of the shares represented at the Annual General Meeting. 2nd Paragraph : “Shareholders' subscription rights are excluded. Shareholders' advance subscription rights with regard to the new bonds , warrants or similar instruments may be restricted or excluded by decision of the Board of Directors in order to finance or re - finance the acquisition of companies, parts of companies or holdings, or new investments planned by the Company, or in order to issue convertible bonds and warrants on the international capital markets or through private placement. If advance subscription rights are excluded, then (1) the instruments are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue for warrants and twenty years for conversion rights and (3) the conversion or exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the instruments are issued. The respective holders of conversion and/or option or warrant rights are entitled to subscribe the new shares.” The 3 rd paragraph of Article 3b of the Company's Articles of Association remains unchanged. 1 st Paragraph : “The share capital of the Company shall be increased by a maximum amount of CHF 100,000 through the issue of a maximum of 5,000,000 registered shares, payable in full, each with a nominal value of CHF 0.02 through the optional exercise or mandatory exercise of conversion, exchange , and or option, or warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a standalone basis or in connection with bonds , notes, options, warrants or other securities or contractual obligations of similar instruments issued or to be issued by the Company or by any subsidiaries of the Company, including convertible debt instruments , as may be amended or novated from time to time .” * The proposed revisions are highlighted in red text and barred text, respectively, in English language only. The proposed changes in the Articles of Association in French language can be accessed on the Company’s website https://ir.acimmune.com/events/agm . The official invitation to the 2023 Annual General Meeting, which is also accessible on the Company’s website, features the proposals in both English and French languages, and is published in the Swiss Official Gazette of Commerce (please refer to the Organizational Notes on page 18). 13

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Organizational notes

Organizational notes Invitation Shareholders who are registered with Computershare Trust Company N.A. (“Computershare”) on 16 May 2023 (“Registered Shareholders”) will receive their AGM invitation and a personalized Proxy Card from Computershare. Shareholders who hold their shares through their broker or bank (“Beneficial Owners”), should receive or request these materials through their broker or bank and should be able to vote on the broker/bank portal. Voting Shareholders may vote electronically, attend the AGM in person, be represented by an eligible proxy in person, or use a Proxy Card for the Independent Proxy. • Electronic voting Registered Shareholders can give voting instructions electronically through the Computershare portal with their individual Shareholder number. Beneficial Owners should give instructions electronically through their nominee, custodian, broker or bank, following their instructions. Electronic voting instructions must be received not later than 21 June 2022 at 11:59 PM, US Eastern Time. Electronic voting instructions will be represented at the AGM by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland. • Attendance at the AGM Shareholders who do not wish to give voting instructions to the Independent Proxy electronically may attend the AGM in person and should send to the Company by email ( agm@acimmune.com ) their attendance card which is incorporated in the Proxy Card, and present themselves at the Admission desk at least 20 minutes prior to the AGM with the documents listed in the section “Necessary Documents” below. Alternatively, they may also be represented by an eligible proxy (see instructions in the next section). The venue for the AGM, at 2:30 PM Central European Time, is : EPFL Innovation Park Building F Ground Floor, Rooms Luna/Jupiter 1015 Lausanne Switzerland Shareholders who have appointed and instructed the Independent Proxy can attend the AGM in person, but may not vote their shares at the AGM, as their votes are already tabulated with the Independent Proxy. Therefore, shareholders who wish to vote in person must leave the proxy voting sections in the proxy card blank and select the personal attendance option, when returning the attendance card to the Company. 1 6 Co ntents Letter to Shareholders Ov e rv ie w Agenda and proposals > Organizational notes Say on Pay Availability of the 2022 IFRS Consolidated Financial Statements, the 2022 Statutory Financial Statements, and the Compensation Report for 2022 The 2022 IFRS Consolidated Financial Statements, 2022 Statutory Financial Statements and 2022 Compensation Report, as well as the Reports of the Auditors for 2022 are included in the Annual Report 2022 which may be downloaded from the Company’s website at https://ir.acimmune.com/events/agm or you may order a printed copy at no cost via email at agm@acimmune.com indicating your mailing address. Please note that the Annual Report 2022 is only available in English. Exercise of voting rights Only Shareholders holding shares as of 16 May 2023 at 4:00 PM US Eastern Time, are eligible to vote their shares. Newly acquired shares between 17 May 2023 and 23 June 2023 do not qualify. Proxy Appointment Shareholders may only attend the Annual General Meeting (“AGM”) in person or be represented at the AGM by their legal representative, by another Shareholder or by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland.

• Representation at the AGM Shareholders may be represented at the AGM by their legal representative or by another Shareholder. A Shareholder may not appoint a family member who is not a Shareholder as proxy, except if that person is the legal representative of the Shareholder. Such representatives should present themselves 20 minutes prior to the AGM with the documents listed in the section “Necessary Documents” below. Organizational notes Co ntents Letter to Shareholders Ov e rv ie w Agenda and proposals > Organizational notes Say on Pay 1 7 • Representation at the AGM by the Independent Proxy Alternatively, Shareholders may also give their voting instructions with the Proxy Card to the Independent Proxy, either by email at the address: cherpillod@jmrlegal.ch or at the postal address: Reymond & Associés Attorneys, Avenue de la Gare 1, PO 7255, 1002 Lausanne, Switzerland, for delivery together with the documents listed in the section “Necessary Documents” below. Such instructions have to arrive to the Independent Proxy not later than 23 June 2023 at 10AM, European Central Time. Once received by the Independent Proxy, voting instructions may not be changed by Shareholders. Should the Independent Proxy receive voting instructions from Shareholders both electronically and in writing, only the electronic instructions will be taken into account. Necessary documents in case of Attendance Documents to be presented by Shareholders attending the AGM in person or being represented by an eligible representative are: • for legal representatives (if applicable), a document proving the legal representation to the satisfaction of the Company, • a photocopy of a valid passport or identity card of the Shareholder, • a most recent bank statement establishing the number of shares in their nominal ownership, and • a signed declaration of honor confirming that the Shareholder was the owner of the represented shares on 16 May 2023 and that they have not issued electronic voting instructions to the Independent Proxy nor sold the shares prior to the AGM. If for any reason Shareholders have not received an Invitation or their Proxy Card, a model Proxy Card and a model declaration of honor may be downloaded from the Company’s website at: https://ir.acimmune.com/events/agm .

Legal notice Shareholder proposals on Agenda Items Proposals from Shareholders on agenda items are only permissible if they are submitted to the AGM by the Shareholders themselves or by an eligible individual representative acting on their behalf. The Independent Proxy will not act as an individual representative for this purpose. Publication of the Invitation Per AC Immune's Articles of Association, the official Invitation to the Annual General Meeting 2023 will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before 26 May 2023. Concurrently with the publication in the SOGC, AC Immune's website “Investors/Annual General Meeting 2023” on https://ir.acimmune.com/events/agm will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC. Ecublens, 23 May 2023 AC Immune SA On behalf of the Board of Directors Dr. Doug Williams Chair of the Board of Directors Contents Letter to Shareholders Overview Agenda and proposals > Organizational notes Say on Pay 1 8

Shareholder information on compensation proposal Say on Pay

Additional information for the vote on Board compensation and Executive Committee compensation In line with the Swiss Ordinance against Excessive Compensation in Listed Stock Companies and our Articles of Association, the compensation of the Board of Directors and the Executive Committee (EC) must be submitted to a binding Shareholder vote for approval at the AGM. The Shareholders’ approval for the compensation of the Board of Directors relates to the one - year period from 1 July 2023 to 30 June 2024 and consists of one vote for the total maximum aggregate amount of compensation. [agenda item 4.1] The Shareholders’ approval for the compensation of the Executive Committee relates to the 2024 calendar year and consists of one vote for the total maximum aggregate amount of compensation. [agenda item 4.2] Important information regarding these votes can be found on the following sections. 2 0 Co ntents Letter to Shareholders Ov e rv ie w Agenda and proposals Organizational notes > Say on Pay

Explanation of the calculations of Board compensation for the 2023 AGM – 2024 AGM term of office

The proposed Board compensation structure for the period from the 2023 AGM to the 2024 AGM is similar compared to the previous term of office. Annual fees and equity grant values for the Chair, other Board members, as well as the fees for participating in or chairing the Audit and Finance Committee (AFC) and Compensation, Nomination and Corporate Governance (CNC) remain unchanged.

The compensation structure is set out in the following table:

Board member fees (non-executive directors)		Equity grant
Chair of the Board	CHF 87'000	CHF 85'000
Member of the Board	CHF 54'000	CHF 70'000
Additional fees for non-executive Directors	**Chair**	**Member**
Audit and Finance Committee (AFC)	CHF 15'000	CHF 10'000
Compensation, Nomination and Corporate Governance Committee (CNC)	CHF 15'000	CHF 10'000

The fixed compensation of non-executive Board Members is comprised of a fixed fee for Board membership and additional fees for roles on Board committees. The fees are paid on a per-term basis in two six-month instalments. In addition, each member of the Board receives an annual equity grant with a one-year vesting at the end of their term of appointment. Since 2017, newly appointed Board Members receive a one-time initial equity grant that vests annually over a three-year period.

From the 2023 AGM to the 2024 AGM, AC Immune's Board of Directors will be comprised of our CEO and 6 non-executive Members. Our CEO, Prof. Andrea Pfeifer, is unremunerated for her Board membership.

The total maximum aggregate amount of compensation is CHF 862K excluding social security contributions, which is a reduction of 31% (CHF 380K) compared to the previous term, reflecting the reduction in size of the Board of Directors from 9 to 7 members and the fact that there were no newly appointed board members requiring the one-time initial equity grants this term.

Requested compensation amounts for the Board of Directors


1,500
1,000
500
0
1,349
1,242
862
2021 AGM (9 Board members)
2022 AGM (9 Board members)
2023 AGM (7 Board members)
Total remuneration: Fees and Equity excluding social security contributions

Contents
Letter to Shareholders
Overview
Agenda and proposals
Organizational notes
> Say on Pay

21

Overview of standard compensation elements for Executive Committee AC Immune aims to provide competitive compensation to attract, motivate and retain outstanding talent across the Company. Our reward approach is intended to align our people’s core values and business goals with our strategic mission, investor value as well as to enable a healthy company culture. Compensation Principles ▪ We design our total compensation to align employee contribution and behaviors with the interests of AC Immune's shareholders, our business objectives and to recognize the achievement of key goals and milestones. ▪ We maximize our Executive Committee’s accountability, to ensure they take a long - term owner's perspective and can match the impact of their contribution on our success with meaningful reward through our long - term incentive plan. ▪ ▪ ▪ Benefits: Employment benefits are provided that are aligned with local market practice and legal requirements and include retirement savings, accident, illness and pension related insurances (as well as social security contributions). These are in addition to the aggregate amounts proposed in the vote. ▪ Short - term incentive (bonus) rewards the achievement of AC Immune’s Company Objectives for the financial year, as well as individual contribution. Target bonuses are a fixed percentage of the individual’s annual base salary. Bonus is paid during the first quarter of the year following the performance year. Long - Term Incentive (equity) awards are designed to drive sustainable long - term contribution to align compensation with Shareholder value. For the Executive Committee, the equity grant amount is determined based on performance and is a mixture of Stock Options and Restricted Stock Units. LTI awards are set annually, with a typical vesting over 3 or more years. Compensation and incentive programs are fair and equitable and based on an annual assessment of market data from appropriate, and robust data sources. The peer group comparators selected for the external market assessment, are a representative combination of European and US bio - technology companies and provide an equitable balance of size and market capitalization from which executive talent could be sourced. Based on our principles, the Executive Committee’s total compensation is comprised of an annual base salary, benefits, a short - term variable incentive (bonus) and a long - term share - based incentive (equity). ▪ Annual salary, including any other cash payments (e.g. car allowance) reflects the value of individual Executive Committee member’s role and level of responsibility of the position, performance, expertise and potential. 2 2 Co ntents Letter to Shareholders Ov e rv ie w Agenda and proposals Organizational notes > Say on Pay

Explanation of the calculations of Executive Committee compensation for the calendar year 2024

The total maximum aggregate EC remuneration to be approved by the Shareholders for the calendar year 2024 totals CHF 7,581K (excluding other benefits, retirement savings and social security contributions) and including cash compensation (annual salary, car allowance and bonus), and Long-Term Incentive (equity). The modest, atypical reduction in aggregate remuneration compared with the prior year is attributed to changes to the structure and composition of the Executive Management team.

The following chart shows the maximum amounts of EC compensation requested this year and for the prior 2 AGMs, and indicates the modest reduction in aggregate remuneration compared with the prior year.

Contents

Letter to Shareholders

Overview

Agenda and proposals

Organizational notes

> Say on Pay



Requested compensation amounts for Executive Management
8,000
6,000
4,000
2,000
0
7,769
4,495
7,895
7,581
2021 AGM (July 2021 -June 2022)
2022 AGM * (July-Dec 2022)
2023 AGM (Jan - Dec 2023)
2024 AGM (Jan - Dec 2024)
Total remuneration: cash compensation, benefits, and equity

*During the 2022 AGM, a 6-month arrangement (July - December 2022) was introduced to transition Executive remuneration from a July – June annual basis to a calendar year basis.



23

For more information Reach out to us Investor inquiries: ir@acimmune.com AC Immune SA EPFL Innovation Park Building B 1015 Lausanne Switzerland Phone: +41 21 345 91 21 www.acimmune.com